FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

June 22, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 27.4 meters of 0.467 g/t gold and 3 meters of 1.79 g/t gold at Table Top, Nevada; deeper drilling planned

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the assays from its recent diamond drill program at the Table Top gold project near Winnemucca, Nevada.   A total of 15 holes were drilled for a total of 660 meters (2,156 feet).  Of these holes, ten intersected the mineralized structure and contained significant gold mineralization. The zone of mineralization continues for the entire length of the structure and is open to the northeast and southwest.  Gold mineralization also appears to increase in value as deeper zones are intersected.

In addition to the 15 holes completed at Table Top, three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The current core holes were drilled to be perpendicular to the strike of the mineralized zone and across mineralization which is hosted in a silicified tectonic breccia.

All significant gold assays are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold (g/t)
MT 1	-45 degrees	6.09	12.2	6.11	0.749
Including		9.1	10.7	1.6	1.436
MT 2	-60 degrees	12.2	39.6	27.4	0.467
Including		27.4	35.0	7.6	0.760
MT 4	-45 degrees	16.7	22.8	6.1	0.614
Including		18.3	21.3	3.0	0.783
MT 5	-75 degrees	21.3	25.9	4.6	0.396
Including		24.4	25.9	1.5	0.794
MT 6	-60 degrees	16.8	21.3	4.5	0.545
Including		18.3	19.8	1.5	1.27
MT 7	- 75 degrees	22.9	24.4	1.5	0.734
MT 8	-45 degrees	10.7	18.3	7.6	0.664
Including		15.3	16.8	1.5	1.290
MT 9	- 75 degrees	28.9	30.4	1.5	0.451
MT 11	-45 degrees	18.3	19.8	1.5	0.558
MT 12	- 75 degrees	32.0	35.0	3.0	1.79
Including		32.0	33.5	1.5	2.562

All mineralized core from this drill program was split and submitted for assay to Inspectorate America Corp, an ISO certified Laboratory in Reno, Nevada.

The drill results at Table Top indicate that MAX may have found a potential mineralized feeder similar to a Carlin Type gold system.  Multi-element geochemical values of arsenic, antimony and mercury are all extremely elevated with respect to background; numerous 1.5 m intercepts exceed 100 ppm arsenic and antimony, with thallium values in excess of 10 ppm.   All of these elevated values are directly associated with elevated (in excess of 100 ppb and as high as 2,562 ppb) gold values.  Silver, tellurium, selenium and base metal values are all low.  Geologic interpretation indicates the zone is a 20 meter to 30 meter wide, northeast striking and southeast dipping structural zone.  Gold and associated trace element mineralization is associated in and surrounding a silicified breccia (jasperoid).   Low grade gold mineralization associated with high grade trace elements is often found to occur in Carlin style gold feeder systems, as have lamprophyre dikes that have also been identified in this zone.  Lamprophyres are often found in Carlin systems and are indicative of deep seated structures.  Continued evaluation of the drilling data is underway; additional drilling will target deeper mineralization where high grade gold deposits have been found in the recent past at Carlin systems (such as Meikle and Deep Star).  Max intends to test this theory during a phase 2 drill program this summer that will be designed to test these deep targets.

A map showing the location of the trenches and drill holes completed at Table Top will be available soon on our web site at www.maxresource.com.

The Table Top gold project consists of approximately 157 claims totaling 3,142 hectares located near the town of Winnemucca in Humboldt County, Nevada and is only one half hour by gravel road north of town.   Table Top is located along the King River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 29, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Max to begin exploration at its Diamond Peak Gold/Zinc Property, Nevada; adds additional 96 claims

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has been advised by Kokanee Minerals Ltd. that it will not be proceeding with its option on MAX’s wholly-owned Diamond Peak gold/zinc property in Eureka County Nevada and has returned the property to MAX in order to pursue exploration opportunities in Africa.  MAX will receive all geologic and geophysical data prepared by Kokanee as well as an additional 96 claims that have been acquired around the initial 38 claims.  MAX intends to review all available data and conduct surface exploration and sampling in preparation for drilling in the third quarter of 2010.

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property now comprises 134 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.  Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

Kokanee completed only two drill holes at Diamond Peak and has elected not to make the annual option payment of US$50,000 now due to MAX.   Kokanee has agreed to deliver to MAX all geological reports and data on the property, which includes a “3-d” Induced Polarization (“IP”) survey that utilized computer data interpretation to provide a comprehensive model which enabled the IP survey to not only measure along the line of survey but between the lines.  A total of 4 kilometres of strike length was surveyed and the data was interpreted to find further targets on the property.  There were two clearly noticeable features of interest found in the inverted resistivity and chargeability models along with two other anomalous features within the surveyed area.  The two features of immediate interest were a north striking linear fault-like structure and a circular intrusive-like feature in the southern portion of the geophysical grid.  To further evaluate these features, the geochemical grid will be extended to the east and south, and further work will be done to expand the anomalous zones, especially to the east and north and where anomalous silver and zinc values occur in soils.

During previous historic work done by MK Gold in 1999 they encountered gold and base metal values that included:

•

5 feet of 0.067 opt (2.08 grams) Au in hole DV 99-4 and 5 feet of 0.062 opt (1.93 grams) Au in hole DV 99-5;

•

11.6 % Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15; and

•

106 g/t silver in outcrop (3.40 ounces per ton) which was never followed up.

Max plans to explore the property using the original exploration program recommended to Kokanee.  MAX will follow up on the 11% zinc zone identified by MK Gold only 60 feet from surface.   The second drill area will explore a zone of mineralization which contains anomalous silver, zinc and lead.  Another primary target is the outcrop that assayed 3.40 opt silver, which has potential as a Contact Replacement Deposit (“CRD”).  Gold targets are extensive and will be defined further before drilling.  Surface geochemistry is being expanded to the east of the claim block and will cover the areas of high geochemistry in gold, silver and zinc reported by MK Gold.

Stuart Rogers, the President of MAX, states “We have identified at least three areas of interest for gold, zinc and silver at Diamond Peak, none of which were tested by Kokanee during their recent two hole drill program.  We acquired the Diamond Peak property in 2006 and only optioned it to Kokanee due to our lack of working capital at the time and inability to fund extensive exploration on our own.  With cash on hand now in excess of $2.5 Million and gold currently trading in excess of $1,200 per ounce, we are extremely pleased to be re-acquiring a 100% interest in such an attractive exploration project on the Carlin Trend.  We will be conducting an aggressive exploration program at Diamond Peak during the balance of 2010, which we will outline in future news release.”

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information has not been verified by MAX and has been provided for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2010.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  July 2, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director